Exhibit 99.2

2016 Third Quarter Report
Nine months ended October 31, 2015

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT

Highlights
(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

(1)

The term “EBITDA” (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards (“IFRS”). The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

See “Non-IFRS Measures” for additional information.
(2)

The term “free cash flow” does not have a standardized meaning according to IFRS. The Company defines free cash flow as cash provided from (used in) operating activities, less sustaining capital expenditures and less development capital expenditure. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
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Third Quarter Fiscal 2016 Highlights

•

Free Cash Flow – Positive free cash flow in the quarter of $8.5 million was due to strong operating cash flow of $60.9 million offset against cash capital expenditures of $52.3 million, which includes significant investments in the A-21 pipe at the Diavik Diamond Mine and in the Misery Main, Pigeon and Jay pipes at the Ekati Diamond Mine.

•	Sales – Third quarter diamond sales of $145.0 million were impacted by a cautious market and a time of seasonal weakness in demand, as well as the annual Diwali holiday shutdown in India.

•	Production –
o	The Company completed testing of the diamond liberation initiative at the Ekati Diamond Mine.
o

Testing of the diamond liberation initiative resulted in lower processing rates and diamonds recovered during the quarter as a result of required batch processing of unblended ore from Misery Southwest and the Koala Underground pipes.

o	Ore mined from Koala Underground continued to exceed plan in the quarter.
o	Ore availability at the Diavik Diamond Mine in the quarter was slightly impacted by poor ground conditions at A-418 and A-154 pipes.

•	Gross Margins – Consolidated gross margin of $16.1 million and gross margin percentage of 11.1% were negatively impacted by:
o

Lower production volumes during the second quarter at the Ekati Diamond Mine primarily caused by the planned eight-day shutdown of the process plant to change the high pressure grinding roll (“HPGR”) impacted gross margins in the third quarter as that production was sold.

o	The expected shift in the mine plan for fiscal 2016 from higher to lower value production at the Ekati Diamond Mine.

•	EBITDA Margins – Consolidated EBITDA margins were 34% for the quarter and 31% for YTD Q3 fiscal 2016.

•	Profit Before Income Tax and Net Income – Profit before income taxes was $4.1 million for the quarter and consolidated net profit attributable to shareholders was $4.1 million or $0.05 per share for the quarter.

•	Development and Exploration Projects –
o	Mining of ore from the Pigeon pipe commenced in November. Pigeon is expected to commence commercial production in Q1 fiscal 2017.
o	The public record of the Jay Environmental Assessment closed on October 30, and a decision from the Mackenzie Valley Environmental Impact Review Board is expected in January 2016.
o	Misery Main pipe is still on track for first production in Q1 fiscal 2017.
o	The development of the A-21 pipe continues to progress according to plan.

Market Commentary
The diamond market in the third quarter remained subdued with only the US retail market providing positive demand as retailers built up inventory for the holiday season. The Chinese market remained weak even after a better-than-expected showing in Hong Kong. Despite a significant fall in retail demand in both Hong Kong and Macau, activity in mainland China remains steady. As a result, the major retailers are continuing to sell down their inventory. The Indian retail market remained flat.

Rough sales were restrained by the difficult polished market conditions, and they were further impacted by a reduction in the level of rough diamond manufacturing capacity, which continued to diminish as the industry reacted to challenging trading conditions. The Company lowered prices in August and prices remained flat in the second sale of the quarter as well. Fiscal YTD average prices are down by approximately 5%.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
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Management’s Discussion and Analysis
PREPARED AS OF DECEMBER 10, 2015 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Basis of Presentation
The following is management’s discussion and analysis (“MD&A”) of the results of operations for Dominion Diamond Corporation for the three and nine months ended October 31, 2015, and its financial position as at October 31, 2015. This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements prepared in accordance with International Accounting Standard 34 (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and should be read in conjunction with the unaudited interim condensed consolidated financial statements and related notes thereto for the three and nine months ended October 31, 2015 and with the audited consolidated financial statements for the year ended January 31, 2015. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to (i) “third quarter”, “Q3 2016” and “Q3 fiscal 2016” refer to the three months ended October 31, 2015 (ii) “Q3 fiscal 2015” and “Q3 2015” refers to the three months ended October 31, 2014 (iii) “YTD Q3 fiscal 2016” refers to the nine months ended October 31, 2015 and (iv) “YTD Q3 fiscal 2015” refers to the nine months ended October 31, 2014.

Caution Regarding Forward-Looking Information
Certain information included in this MD&A constitutes forward-looking information within the meaning of Canadian and United States securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans for mining, development, production and exploration activities at the Company’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated production from the Ekati Diamond Mine and Diavik Diamond Mine, expectations concerning the diamond industry, and expected cost of sales, cash operating costs and gross margin. Forward-looking information included in this MD&A includes the current production forecast, cost of sales, cash cost of production and gross margin estimates and planned capital expenditures for the Diavik Diamond Mine and other forward-looking information set out under “Diavik Operations Outlook”, and the current production forecast, cost of sales, cash cost of production and gross margin estimates and planned capital expenditures for the Ekati Diamond Mine and other forward-looking information set out under “Ekati Operations Outlook”.

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this MD&A, including, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; currency exchange rates; estimates related to the capital expenditures required to bring the Jay pipe and the A-21 pipe into production; required operating and capital costs, labour and fuel costs, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations; risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures; risks associated with the estimates related to the capital expenditures required to bring the Jay pipe and the A-21 pipe into production; the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities; risks associated with the remote location of, and harsh climate at, the Company’s mineral property sites; variations in mineral resource and mineral reserve estimates or expected recovery rates; failure of plant, equipment or processes to operate as anticipated; uncertainty with respect to the Company’s negotiations on a new collective bargaining agreement for its Ekati Diamond Mine operation; risks resulting from the Eurozone financial crisis and macro-economic uncertainty in other financial markets; risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals; modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators; delays in obtaining approvals and lease renewals; the risk of fluctuations in diamond prices and changes in US and world economic conditions; uncertainty as to whether dividends will be declared by the Company’s Board of Directors or whether the Company’s dividend policy will be maintained; the risk of fluctuations in the Canadian/US dollar exchange rate; and cash flow and liquidity risks. Please see page 23 of this MD&A, as well as the Company’s current Annual Information Form, available at www.sedar.com and www.sec.gov, for a discussion of these and other risks and uncertainties involved in the Company’s operations. Actual results may vary from the forward-looking information.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
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Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A – they should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to do so, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.

Business Overview
Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its operation of the Ekati Diamond Mine (in which it owns a controlling interest) and its 40% ownership interest in the Diavik Diamond Mine. Both mineral properties are located at Lac de Gras in Canada’s Northwest Territories.

The Company controls the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Toronto and Yellowknife, Canada, Mumbai, India, and Antwerp, Belgium. The Company acquired its initial interest in the Ekati Diamond Mine on April 10, 2013. The Ekati Diamond Mine consists of the Core Zone (of which the Company owns 88.9%), which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone (of which the Company owns 65.3%), an adjacent area hosting kimberlite pipes having both development and exploration potential, such as the Jay kimberlite pipe and the Lynx kimberlite pipe. The Company controls and consolidates the Ekati Diamond Mine; the interests of minority shareholders are presented as non-controlling interests in the consolidated financial statements.

The Company has an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%), where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine and DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. The Company receives 40% of the diamond production from the Diavik Diamond Mine.

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2016 THIRD QUARTER REPORT
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CONSOLIDATED FINANCIAL HIGHLIGHTS
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2015	2014	2015	2014
Sales	$145.0	$222.3	$542.4	$675.2
Cost of sales	128.9	147.0	483.4	505.9
Gross margin	16.1	75.3	59.0	169.3
Gross margin (%)	11.1%	33.9%	10.9%	25.1%
Selling, general and administrative expenses	9.0	7.9	32.9	24.7
Operating profit	7.1	67.5	26.1	144.6
Financing expense	(3.7)	(3.4)	(10.7)	(9.9)
Exploration expense	(0.6)	(7.4)	(7.8)	(23.3)
Finance and other income	1.0	0.8	1.1	4.5
Foreign exchange gain (loss)	0.3	1.9	(0.7)	1.7
Profit before income taxes	4.1	59.4	8.0	117.8
Income tax expense	0.8	25.8	16.0	49.3
EBITDA(i)	49.1	115.4	170.2	294.6
EBITDA margin (%)(ii)	34%	52%	31%	44%
Free cash flow(iii)	8.5	47.8	(62.2)	75.0
Capital expenditures	58.3	31.6	166.7	133.4
Net profit (loss) attributable to shareholders	4.1	25.5	(5.8)	66.7
Earnings (loss) per share attributable to shareholders(iv)	0.05	0.30	(0.07)	0.78
(i)	The term “EBITDA” (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(ii)	The term “EBITDA margin” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(iii)	The term “free cash flow” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(iv)

Earnings per share for the third quarter increased by $0.03 per share (Q3 2015 – decreased by $0.07 per share) and YTD fiscal 2016 decreased by $0.12 per share (YTD fiscal 2015 – decreased by $0.06) as a result of the impact of foreign exchange on tax expense.

Three Months Ended October 31, 2015, Compared to Three Months Ended October 31, 2014

CONSOLIDATED SALES
Consolidated sales for the third quarter totalled $145.0 million (Q3 2015 – $222.3 million), consisting of Ekati rough diamond sales of $88.2 million (Q3 2015 – $141.9 million) and Diavik rough diamond sales of $56.9 million (Q3 2015 – $80.4 million).

The Company expects that results for its mining operations will fluctuate depending on the seasonality of production at its mineral properties; the number of sales events conducted during the quarter; rough diamond prices; and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. See “Segmented Analysis” on page 8 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. Consolidated cost of sales and gross margin in the current quarter were negatively impacted by a combination of a drop in the value of production at the Ekati Diamond Mine in Q2 fiscal 2016 and a cautious market which impacted diamond prices.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, professional fees, consulting and travel. SG&A increased by $1.1 million over Q3 fiscal 2015.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
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CONSOLIDATED FINANCE EXPENSE
Finance expense in the third quarter increased by $0.3 million over Q3 fiscal 2015. Included in consolidated finance expense is accretion expense of $2.1 million (Q3 2015 – $3.0 million) related to site restoration liabilities at the Diavik Diamond Mine and the Ekati Diamond Mine.

CONSOLIDATED EXPLORATION EXPENSE
Exploration expense incurred during Q3 fiscal 2016 primarily related to exploration work on the Sable pipe within the Core Zone at the Ekati Diamond Mine, whereas exploration expense incurred during Q3 fiscal 2015 was related to the Jay pipe within the Buffer Zone. With the completion of the Jay Project Pre-feasibility Study on January 27, 2015, which established probable reserves for the Jay kimberlite pipe, the Company has begun to capitalize certain exploration and evaluation costs related to the Jay pipe in accordance with the Company’s accounting policy for exploration and evaluation activities. During the third quarter, $8.6 million of exploration and evaluation costs were capitalized.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income has increased by $0.2 million compared to Q3 fiscal 2015.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange gain of $0.3 million was recognized during the third quarter (Q3 2015 – gain of $1.9 million). The Company does not currently have any significant foreign exchange derivative instruments outstanding.

CONSOLIDATED INCOME TAXES
Consolidated income tax expense decreased by $25.0 million over Q3 fiscal 2015. The Company’s combined Canadian federal and provincial statutory income tax rate for the quarter was 26.5% (Q3 2015 – 26.5%) . A tax deductible Northwest Territories mining royalty of 13% (Q3 2015 – 13%) was also applicable to the Company. There are a number of items that can greatly impact the Company’s effective tax rate, the most significant being foreign exchange rate fluctuations. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin, a substantial portion of which is denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the third quarter, the Canadian dollar strengthened slightly against the US dollar. As a result, the Company recorded an unrealized foreign exchange loss of $0.1 million (Q3 2015 – gain of $6.9 million) on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability, which is a non-cash tax expense. The unrealized foreign exchange loss is recorded as part of the Company’s deferred income tax expense and is not deductible for Canadian income tax purposes. During the third quarter, the Company also recognized a deferred income tax recovery of $6.9 million (Q3 2015 – expense of $10.3 million) for the temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items, primarily consisting of mining assets and liabilities. This revaluation is a non-cash tax recovery. The recorded tax provision during the third quarter also included a net income tax expense of $4.2 million (Q3 2015 – expense of $1.1 million) relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. The Company also recorded income tax recovery of $0.1 million (Q3 2015 – expense of $1.6 million) related to other foreign exchange impacts.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

Nine Months Ended October 31, 2015, Compared to Nine Months Ended October 31, 2014
NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
Included in net profit attributable to shareholders was the foreign exchange impact on income tax expense. The weakening of the Canadian dollar against the US dollar during the nine months ended October 31, 2015 resulted in an income tax expense of $10.2 million or $0.12 per share (2015 – income tax expense of $5.0 million or $0.06 per share); with $4.3 million of recovery (2015 – $2.4 million of expense) relating to revaluations of foreign currency non-monetary items and of the deferred tax liability, both of which are non-cash items.

CONSOLIDATED SALES
Consolidated sales during the YTD Q3 fiscal 2016 period totalled $542.4 million (2015 – $675.2 million), consisting of Diavik rough diamond sales of $189.2 million (2015 – $270.1 million) and Ekati rough diamond sales of $353.2 million (2015 – $405.1 million). See “Segmented Analysis” on page 8 for additional information.

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2016 THIRD QUARTER REPORT
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CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. Consolidated cost of sales and gross margin in the current period were negatively impacted by decreased production at the Diavik Diamond Mine during Q4 fiscal 2015 as well as at the Ekati Diamond Mine between Q4 fiscal 2015 and Q2 fiscal 2016.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of SG&A expenses include expenses for salaries and benefits, professional fees, consulting and travel. The $8.2 million increase over YTD Q3 fiscal 2015 relates primarily to a charge of $9.8 million incurred in connection with the departure of Mr. Gannicott as CEO in Q2 fiscal 2016, which was primarily offset by a decrease in other stock-based compensation expense.

CONSOLIDATED EXPLORATION EXPENSE
Exploration expense during the YTD Q3 fiscal 2016 period primarily related to exploration work on the Sable pipe within the Core Zone at the Ekati Diamond Mine, whereas exploration expense during the comparable prior period was related to the Jay pipe within the Buffer Zone. With the completion of the Jay Project Pre-feasibility Study on January 27, 2015, which established probable reserves for the Jay kimberlite pipe, the Company has begun to capitalize certain exploration and evaluation costs related to the Jay pipe in accordance with the Company’s accounting policy for exploration and evaluation activities. During the YTD Q3 fiscal 2016 period, $21.5 million of exploration and evaluation costs were capitalized.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income has decreased by $3.5 million compared to YTD Q3 fiscal 2015. Included in the prior year was a gain on the sale of an asset of $2.4 million.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange loss of $0.7 million was recognized during the YTD Q3 fiscal 2016 period (2015 – gain of $1.7 million). The Company does not currently have any significant foreign exchange derivative instruments outstanding.

CONSOLIDATED INCOME TAXES
Consolidated income tax expense decreased by $33.3 million when compared to YTD Q3 fiscal 2015. The Company’s combined Canadian federal and provincial statutory income tax rate for the three quarters of fiscal 2016 was 26.5% (2015 – 26.5%) . A tax deductible Northwest Territories mining royalty of 13% (2015 – 13%) was also applicable to the Company. There are a number of items that can greatly impact the Company’s effective tax rate, the most significant being foreign exchange rate fluctuations. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin, a substantial portion of which is denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the YTD Q3 fiscal 2016 period, the Canadian dollar weakened against the US dollar. As a result, the Company recorded an unrealized foreign exchange gain of $4.2 million (2015 – gain of $1.8 million) on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability, which is a non-cash tax recovery. The unrealized foreign exchange gain is recorded as part of the Company’s deferred income tax recovery, and is not taxable for Canadian income tax purposes. During the YTD Q3 fiscal 2016 period, the Company also recognized a deferred income tax recovery of $0.1 million (2015 – expense of $4.2 million) for the temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items, primarily consisting of mining assets and liabilities. This revaluation is a non-cash tax recovery. The recorded tax provision during the YTD Q3 fiscal 2016 period also included a net income tax expense of $11.7 million (2015 – expense of $2.4 million) relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. The Company also recorded income tax expense of $2.8 million (2015 – expense of $0.2 million) related to other foreign exchange impacts.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
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Segmented Analysis
The operating segments of the Company include the Ekati Diamond Mine, the Diavik Diamond Mine and the Corporate segment. The Corporate segment captures costs not specifically related to operating the Ekati and Diavik mines.

EKATI DIAMOND MINE (100% SHARE)
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2015	2014	2015	2014
Sales	$88.2	$141.9	$353.2	$405.1
Carats sold (000s)	480	458	1,700	1,269
Cost of sales	90.8	94.3	341.9	318.3
Gross margin	(2.6)	47.6	11.3	86.8
Gross margin (%)	(2.9% )	33.5%	3.2%	21.4%
Average price per carat	184	310	208	319
Selling, general and administrative expense	1.7	0.6	4.7	3.0
Operating profit (loss)	(4.3)	47.0	6.6	83.8
Cash cost of production(i)	67.8	86.3	233.8	253.3
Depreciation and amortization	26.8	27.3	93.5	82.9
EBITDA(ii)	22.5	74.3	100.1	166.7
EBITDA margin (%)(iii)	26%	52%	28%	41%
Capital expenditures	48.7	27.0	136.6	118.2
(i)	The term “cash cost of production” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(ii)	The term “EBITDA” (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(iii)	The term “EBITDA margin” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Three Months Ended October 31, 2015, Compared to Three Months Ended October 31, 2014
EKATI SALES
The $53.8 million decrease in sales for Q3 fiscal 2016 was primarily due to a weakened diamond market during the quarter and a change in the ore mix, with more production coming from lower value sources. At October 31, 2015, the Company had 1.0 million carats of Ekati Diamond Mine produced rough inventory available for sale with an estimated market value of approximately $90 million (October 31, 2014 – 0.4 million carats and $110 million, respectively).

Carats sold increased slightly by 5% and the price per carat decreased by 41% compared to Q3 fiscal 2015 due to the change in ore mix with more production coming from sources with a lower average price.

EKATI COST OF SALES AND GROSS MARGIN
Gross margin decreased from 33.5% to (2.9)% at the Ekati Diamond Mine primarily as a result of two factors. Firstly, as expected, the mine plan has continued to shift from higher value production from the Koala, Koala North and Fox ore bodies to lower value material from Misery Satellite and Coarse Ore Rejects (“COR”), while pre-stripping is being conducted in the higher value Misery Main and Pigeon open pits. Secondly, third quarter margins were negatively impacted by a decrease in tonnage processed as a result of the planned eight-day maintenance shutdown in May. Both negatively impacted the carats recovered during the period as compared to the same period in fiscal 2015. Decreased production results in a higher cash and non-cash cost per carat as operating costs that are largely fixed, and depreciation costs that are calculated on a straight-line basis, are spread over a lower volume of production. That lower gross margin is then realized when those carats are sold. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the volume, size and quality distribution of rough diamonds sold by the Company in each quarter and variation in rough diamond prices.

Cost of sales includes mine operating costs incurred at the Ekati Diamond Mine. The $18.5 million decrease in cash cost of production from Q3 fiscal 2015 is due primarily to a combination of royalty expense related to the processing of Misery Main and Misery Satellite material incurred in the prior year and the weakening of the Canadian dollar. The final royalty expense related to the mining of any Misery Main or Satellite material was incurred in July and therefore did not impact the Q3 fiscal 2016. See “Non-IFRS Measures” for additional information.

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2016 THIRD QUARTER REPORT
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Cost of sales also includes sorting costs, which comprise the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over the remaining mine life of management approved projects.

Nine Months Ended October 31, 2015, Compared to Nine Months Ended October 31, 2014
EKATI SALES
Sales from the Ekati segment decreased $51.9 million over YTD Q3 fiscal 2015 primarily due to a weaker diamond market and the change in ore mix. Excluded from sales in the current period were 0.1 million carats for proceeds of $7.3 million during the pre-commercial production period from the Misery Main and Misery Northeast pipes. YTD Q3 fiscal 2015 includes 0.4 million carats for proceeds of $31.0 million from Misery South & Southwest satellite pipes during their pre-commercial production phase.

Carats sold increased by 34% and price per carat decreased by 35% compared to YTD Q3 fiscal 2015 primarily due to the change in ore mix with more production coming from sources with a higher grade and lower average price.

EKATI COST OF SALES AND GROSS MARGIN
Gross margin decreased from 21.4% to 3.2% at the Ekati Diamond Mine as a result of the continued shift to lower value material, the planned eight-day shutdown in May and the processing issues experienced in between the Q4 fiscal 2015 and Q2 fiscal 2016.

Cost of sales includes mine operating costs incurred at the Ekati Diamond Mine. During YTD Q3 fiscal 2016, the Ekati cash cost of production was $233.8 million (2015 – $253.3 million). The $19.5 million decrease is primarily due the weakening of the Canadian dollar, partially offset by royalty expense related to the processing of Misery Main and Misery Satellite material, with the final royalty expense incurred in July 2015. See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which comprise the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over the remaining mine life of management approved projects.

Operational Update
A diamond liberation initiative at the Ekati Diamond Mine, which includes a reduction in the level of throughput to the plant from 12,000 to 10,500 tonnes per day (or approximately 4.3 million to 3.8 million tonnes per year), was started in July 2015 and testing of the impact on diamond recoveries was completed in the third quarter. The results of the testing are currently being analyzed, but the initial results indicate a positive impact on diamond recoveries, although the impact on each production source shows high variability. The Company will continue to operate the process plant to maximize recovery at the reduced rate until results are confirmed. The testing of this new initiative caused processing inefficiencies in September and October 2015, which resulted in approximately three equivalent days of lost production. These processing inefficiencies were driven by batch processing of unblended ore from Misery Southwest and subsequently Koala Underground, which resulted in additional plant downtime in order to purge the plant in advance of this testing. Additionally, the process plant works most efficiently with a blend of ore types and, as expected, the running of these single sources of ore through the process plant resulted in a slower processing rate overall.

Ore mined from Koala Underground continued to exceed plan in Q3 fiscal 2016. In the comparable quarter of the prior year, the recovered grade at Koala Underground was substantially higher than current production as a result of processing a higher proportion of relatively higher grade phase 6 ore than in the current quarter (the average reserve grade for Koala Underground phase 5, 6 and 7 is 0.6 carats per tonne). Mining from Pigeon began in November, on schedule, with the first commercial production expected in Q1 fiscal 2017.

During the third quarter of fiscal 2016, the Ekati Diamond Mine produced (on a 100% basis) 0.2 million carats from the processing of 0.4 million tonnes of ore from the reserves. Mining activities during the quarter were focused on ore production from the Koala Underground operation and pre-stripping operations at the Misery pushback and Pigeon open pits. The Company recovered 0.4 million carats from the processing of 0.2 million tonnes of satellite material excavated from the Misery South pipe, Southwest extension and Northeast pipe during the pre-stripping of the Misery Main pipe. In addition, a further 0.2 million carats were recovered from the processing of 0.3 million tonnes of COR. These diamond recoveries are not included in the Company’s mineral reserves and are therefore incremental to production.

During the third quarter of fiscal 2016, environmental performance at the Ekati Diamond Mine continued to be excellent. With respect to health and safety there were three lost time injuries during the period, corresponding to a frequency rate per 200,000 hours worked (“LTIFR”) of 0.68 (Q3 2015 – three lost time injuries and LTIFR of 0.99) .

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
9

The charts below show the Ekati Diamond Mine carat production, ore processed and recovered grade for the eight most recent quarters.

EKATI DIAMOND MINE PRODUCTION (100% SHARE) – CARATS

EKATI DIAMOND MINE PRODUCTION (100% SHARE) – ORE PROCESSED AND RECOVERED GRADE

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
10

Ekati Operations Outlook
PRODUCTION
The full year production target for fiscal year 2016 foresees Ekati Diamond Mine production of approximately 1.0 million carats from the mining and processing of approximately 1.4 million tonnes of mineral reserves (the base case). This includes approximately 1.1 million tonnes from the Koala Underground operation (combined Koala phases 5, 6 and 7), approximately 0.2 million tonnes from the Pigeon open pit, and the remaining 0.1 million tonnes from the Fox stockpile. Average grade from Koala Underground is expected to be lower than that achieved in fiscal 2015 as the mine plan expects the processing of a higher proportion of ore from lower grade phases.

In addition to the mineral reserves noted above, in fiscal 2016 the Ekati Diamond Mine also expects to process inferred resources from the Misery South & Southwest kimberlite pipes that are made available as the Misery reserves are accessed (the operating case). When this additional resource material from the Misery South & Southwest pipes is included, the production target for fiscal 2016 foresees total Ekati Diamond Mine production of approximately 2.6 million carats from the mining and processing of approximately 2.3 million tonnes of mineral reserves and resources, which includes approximately 0.9 million tonnes from Misery South & Southwest kimberlite. The Company cautions that this assessment is preliminary in nature and is based on inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that this assessment will be realized.

The reserves and resources that are currently planned to be processed during fiscal 2016 do not fully utilize the Ekati processing plant’s capacity of up to approximately 4.35 million tonnes per year. Subject to the discussion below regarding the diamond liberation initiative, the Company plans to use the spare capacity to process additional material from Koala North, Misery Northeast and COR. This material has not been included in the above mentioned mine plan. It is expected that approximately 0.1 million tonnes of Koala North, 0.1 million tonnes of Misery Northeast and 1.3 million tonnes of COR material will be processed during fiscal 2016. In addition, as part of the Koala mining, a small portion of inferred mineral resource is extracted along with the reserves. This material is not included in the current production estimate, but will be processed along with the reserve ore and will be incremental to production. Mineral resources that are not reserves do not have demonstrated economic viability.

The current production target does not fully include the impact of the diamond liberation initiative, which, if continued, will result in a reduction of ore processed during the last quarter of the fiscal year. The Company has completed testing of this new initiative. The testing results are currently being analyzed, and an updated mine plan, including the impact of the changes on the production schedule, diamond prices and operating costs, will be published once the analysis is complete and the positive results confirmed.

The foregoing scientific and technical information for the Ekati Diamond Mine was prepared under the supervision of Peter Ravenscroft, FAuslMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

CAPITAL EXPENDITURES
The planned capital expenditures net of capitalized depreciation at Ekati Diamond Mine for fiscal 2016 (on a 100% basis) are expected to be approximately $175 million at an estimated average Canadian/US dollar exchange rate of 1.30. The table below sets out the total amount of capital expenditure for each development project at the Ekati Diamond Mine (100%) incurred by the Company during the YTD Q3 fiscal 2016 period and the planned capital expenditure for fiscal 2016 (total). The remaining development capital expenditures in the fourth quarter of the fiscal year are primarily related to pre-stripping activity at the Misery Main and Pigeon open pits, preparing both for production early in the first half of fiscal 2017.

Capital expenditure	YTD actual(i)	Full year guidance(ii)
Misery Main	$55	$71
Pigeon	19	29
Lynx	6	9
Sable(iii)	–	–
Jay(iv)	21	29
Sustaining	26	37
(i)	Calculated net of capitalized depreciation and excludes the adjustments for pre-production revenue.
(ii)	Calculated at an estimated average Canadian/US dollar exchange rate of 1.30.
(iii)	Expenditures at the Sable pipe will not be capitalized until a pre-feasibility study is completed and mineral reserves are declared. .
(iv)	The YTD actuals above include capitalized evaluation and exploration expenses.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
11

PRICING
Based on the average prices per carat achieved by the Company in the last sale of the fiscal quarter, the Company has modeled the approximate rough diamond price per carat for the Ekati kimberlite process plant feed types below. The pricing below is based on the Company’s pricing model, which does not include price adjustments for the additional recovery resulting from the diamond liberation initiative.

October 2015
sales cycle
average price
per carat
Ore type	(in US dollars)
Koala	$310
Koala North	365
Fox	275
Misery South & Southwest	75
COR	60–-110

COST OF SALES, CASH COST OF PRODUCTION AND GROSS MARGIN
Based on current sales expectations for the Ekati Diamond Mine segment for fiscal 2016, the Company currently expects cost of sales to be approximately $465 million (including depreciation and amortization of approximately $130 million). Based on the current mine plan for the Ekati Diamond Mine for fiscal 2016, the cash cost of production at the Ekati Diamond Mine is expected to be approximately $315 million (on a 100% basis) at an estimated average Canadian/US dollar exchange rate of 1.30.

The continued shift in ore mix and processing inefficiencies associated with the liberation initiative is expected to negatively impact gross margins as a percentage of sales in the last quarter of the fiscal year.

The cost of sales, cash cost of production and gross margin targets for the fourth quarter of fiscal 2016 do not include the impact of the diamond liberation initiative.

Ekati Diamond Mine depreciation is calculated primarily on a straight-line basis, which is computed using the life of mine plan containing only management approved projects. The Company expects that if a feasibility study for the Sable or Jay pipes is approved, the non-cash depreciation per year for existing assets will be significantly reduced.

The Company expects gross margin as a percentage of sales to fluctuate depending on, among other things, production volumes, product mix, diamond prices and cost of production.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
12

DIAVIK DIAMOND MINE (40% SHARE)
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2015	2014	2015	2014
Sales	$56.9	$80.4	$189.2	$270.1
Carats sold (000s)	315	695	1,271	2,236
Cost of sales	38.1	52.6	141.5	187.6
Gross margin	18.7	27.8	47.7	82.5
Gross margin (%)	32.9%	34.6%	25.2%	30.5%
Average price per carat	181	116	149	121
Selling, general and administrative expense	0.6	0.9	2.5	2.9
Operating profit	18.1	26.9	45.2	79.6
Cash cost of production(i)	27.8	35.4	90.7	111.7
Depreciation and amortization	14.8	20.4	49.9	66.2
EBITDA(ii)	32.9	47.3	95.1	145.8
EBITDA margin (%)(iii)	58%	59%	50%	54%
Capital expenditures	9.4	4.6	29.1	15.2
(i)	The term “cash cost of production” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(ii)	The term “EBITDA” (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(iii)	The term “EBITDA margin” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Three Months Ended October 31, 2015, Compared to Three Months Ended October 31, 2014
DIAVIK SALES
Sales in the third quarter decreased by $23.5 million primarily due to a weakened diamond market during the quarter. Carats sold decreased by 55% and price per carat increased by 56% compared to Q3 fiscal 2015 due to the decision to hold back lower-than-average priced inventory during the quarter due to market conditions. At October 31, 2015, the Company had 0.9 million carats of Diavik Diamond Mine produced rough diamond inventory available for sale with an estimated market value of approximately $65 million (October 31, 2014 – 0.4 million carats and $55 million, respectively).

DIAVIK COST OF SALES AND GROSS MARGIN
Cost of sales in the third quarter included $14.7 million of depreciation and amortization expense (Q3 2015 – $20.2 million). The Diavik segment generated a gross margin and EBITDA margin of 32.9% and 58%, respectively (Q3 2015 – 34.6% and 59%). The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product produced and sold during each quarter and variation in rough diamond prices.

A substantial portion of consolidated cost of sales is mine operating costs incurred at the Diavik Diamond Mine. During the third quarter, the Diavik cash cost of production was $27.8 million (Q3 2015 – $35.4 million). The reduction in cash cost of production is due to operational improvements at the mine and the weakening of the Canadian dollar. The term “cash cost of production” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which comprise the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
13

Nine Months Ended October 31, 2015, Compared to Nine Months Ended October 31, 2014
DIAVIK SALES
Sales during the YTD Q3 fiscal 2016 period decreased by $80.9 million primarily due to the weakened diamond market. Carats sold decreased by 43% and price per carat increased by 23% compared to YTD Q3 fiscal 2015 due to the decision to hold back lower-than-average priced inventory during the quarter because of market conditions.

DIAVIK COST OF SALES AND GROSS MARGIN
Cost of sales during the YTD Q3 fiscal 2016 period included $49.6 million of depreciation and amortization (2015 – $65.9 million). The Diavik segment generated a gross margin and EBITDA margin of 25.2% and 50%, respectively (2015 – 30.5% and 54%). The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product produced and sold during each quarter and variation in rough diamond prices.

A substantial portion of consolidated cost of sales is mine operating costs incurred at the Diavik Diamond Mine. During the YTD Q3 fiscal 2016 period, the Diavik cash cost of production was $90.7 million (2015 – $111.7 million). The reduction in cash cost of production is due to operational improvements at the mine and the weakening of the Canadian dollar. The term “cash cost of production” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which comprise the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

Operational Update
During Q3 calendar 2015, the Diavik Diamond Mine produced (on a 100% basis) 1.3 million carats from 0.5 million tonnes of ore processed (Q3 calendar 2014 – 1.7 million carats and 0.6 million tonnes, respectively). Total production includes COR, which is not included in the Company’s reserve and resource statements and is therefore incremental to production.

Processing volumes in the third calendar quarter of 2015 were 15% lower than the same quarter of the prior year due to two factors. First, additional stockpile ore was available and processed during the comparable quarter of the prior year; this additional stockpile was fully exhausted in calendar 2014. Second, ore availability in the current quarter was slightly impacted by poor ground conditions at A-418 and A-154 North.

Diamonds recovered in the third calendar quarter were 24% lower than in the third calendar quarter of 2014, reflecting lower processing volumes and lower recovered grades from the A-154 South and A-418 pipes, which was offset in part by increased production from COR.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
14

The charts below show the Company’s 40% share of Diavik Diamond Mine carat production, ore processed and recovered grade for the eight most recent calendar quarters.

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION – CARATS
(reported on a one-month lag)

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION – ORE PROCESSED AND RECOVERED GRADE
(reported on a one-month lag)

(a)	Grade has been adjusted to exclude COR.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
15

Diavik Operations Outlook
PRODUCTION
The mine plan for calendar 2015 foresees Diavik Diamond Mine production (on a 100% basis) of approximately 6.4 million carats from the mining and processing of approximately 2.1 million tonnes of ore. Mining activities will be exclusively underground with approximately 0.8 million tonnes expected to be sourced from A-154 North, approximately 0.5 million tonnes from A-154 South and approximately 0.8 million tonnes from A-418. In addition to the 6.4 million carats produced from run of mine ore, there will be production from COR. This additional production is not included in the Company’s ore reserves and is therefore incremental. Based on historical recovery rates, the tonnage of this material that is planned to be processed during calendar 2015 would produce 0.3 million carats from COR.

The aforementioned mine plan for the Diavik Diamond Mine was prepared by DDMI, operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of DDMI, who is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

CAPITAL EXPENDITURES
The Company currently expects DDDLP’s 40% share of the planned capital expenditures for the Diavik Diamond Mine in fiscal 2016 to be approximately $37 million at an estimated average Canadian/US dollar exchange rate of 1.30. The table below sets out DDDLP’s 40% share of capital expenditures incurred by the Company during the YTD Q3 fiscal 2016 period and the planned capital expenditures for fiscal 2016 (full):

Capital expenditures	YTD actual	Full year guidance(i)
A-21	$16	$26
Sustaining	13	18

(i)	Calculated at an estimated average Canadian/US dollar exchange rate of 1.30.

PRICING
Based on the average prices per carat achieved by the Company in the last sale of the fiscal quarter, the Company has modeled the approximate rough diamond price per carat for each of the Diavik kimberlite process plant feed types in the table that follows.

October 2015
sales cycle
average price
per carat
Ore type	(in US dollars)
A-154 South	$125
A-154 North	165
A-418	90
COR	45

COST OF SALES, CASH COST OF PRODUCTION AND GROSS MARGIN
Based on current sales expectations for the Diavik Diamond Mine segment for fiscal 2016, the Company currently expects cost of sales to be approximately $195 million (including depreciation and amortization of approximately $70 million). Based on the current mine plan for the Diavik Diamond Mine for calendar 2015, the Company’s 40% share of the cash cost of production at the Diavik Diamond Mine is expected to be approximately $125 million at an estimated average Canadian/US dollar exchange rate of 1.30.

The Company expects gross margin as a percentage of sales to fluctuate depending on, among other things, production volumes, diamond prices and cost of production. Gross margin as a percentage of sales in fiscal 2016 is expected to be lower than that achieved in fiscal 2015, as production volumes are expected to decrease year over year.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
16

CORPORATE SEGMENT
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	October 31, 2015	October 31, 2014	October 31, 2015	October 31, 2014
Selling, general and administrative expenses	$6.7	$6.5	$25.6	$18.8

Three Months Ended October 31, 2015, Compared to Three Months Ended October 31, 2014
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Corporate segment during the quarter increased by $0.2 million from the comparable quarter of the prior year.

Nine Months Ended October 31, 2015, Compared to Nine Months Ended October 31, 2014
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expense for the YTD Q3 fiscal 2016 period increased by $6.8 million which primarily relates to a charge of $9.8 million incurred in connection with the departure of Mr. Gannicott as CEO in Q2 fiscal 2016, which was primarily offset by a decrease in other stock-based compensation expenses.

Liquidity and Capital Resources
The following chart shows the Company’s working capital balances for the eight most recent quarters, as well as the working capital ratios for the same periods. Working capital is calculated as total current assets less total current liabilities, and working capital ratio is calculated as total current assets divided by total current liabilities.

WORKING CAPITAL AND WORKING CAPITAL RATIO(i)

(i)	The term “working capital” and “working capital ratio” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information

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2016 THIRD QUARTER REPORT
17

	Three months	Nine months
	ended	ended
CASH FLOW MOVEMENT	October 31,	October 31,
(in millions of US dollars except where otherwise noted)	2015	2015
Opening cash at July 31, 2015 and January 31, 2015	$344.2	$457.9
Cash provided by operating activities before interest and taxes	60.4	183.8
Capital expenditures for the period	(53.6)	(152.3)
Cash tax paid for the period	0.6	(98.1)
Dividends paid	–	(34.1)
Net interest paid during the period	(0.1)	(1.4)
Transaction costs relating to financing activities	–	(3.1)
Contributions from and distributions made to minority partners, net	6.1	4.3
Net proceeds from Misery Northeast	1.3	5.8
Outflow to restricted cash	(31.0)	(33.6)
Other	0.5	(0.8)
Closing cash at October 31, 2015	$328.4	$328.4

Working Capital
As at October 31, 2015, the Company had unrestricted cash and cash equivalents of $328.4 million and restricted cash of $68.4 million, compared to $457.9 million and $34.6 million, respectively, at January 31, 2015. The restricted cash is used to support letters of credit to the Government of the Northwest Territories (“GNWT”) in the amount of CDN $29 million to secure the reclamation obligations for the Ekati Diamond Mine and CDN $61 million to secure reclamation obligations at the Diavik Diamond Mine. The restricted cash in support of the Diavik Diamond Mine reclamation obligation was contributed during the third quarter.

During Q3 fiscal 2016, the Company reported cash flow provided from operations of $60.9 million, compared to cash flow provided from operations of $70.5 million in Q3 fiscal 2015.

At October 31, 2015, the Company had approximately 1.9 million carats of rough diamond inventory available for sale with an estimated market value of approximately $155 million. The Company also had approximately 0.9 million carats of rough diamond inventory that was work in progress.

Working capital decreased to $643.3 million at October 31, 2015 from $752.4 million at January 31, 2015. During Q3 fiscal 2016, the Company increased accounts receivable by $1.5 million, decreased other current assets by $3.6 million, increased inventory and supplies by $6.1 million and decreased trade and other payables by $16.6 million.

During the third quarter, the Company purchased approximately 35.9 million litres of diesel fuel to be used in fiscal 2017 and had approximately 58.5 million litres of diesel fuel on hand as of October 31, 2015. The Company continues to see the impact of lower crude prices, which are now estimated for fiscal 2017 at a landed cost of approximately CDN $1.14 per litre. The estimated landed cost is a weighted average cost and includes the rack price (Hay River and Edmonton, as applicable), transportation costs, storage in Yellowknife, proportional winter road costs and applicable taxes. The Company estimates that 72 million litres of diesel will be used in fiscal 2016. The average landed cost of diesel fuel in the current fiscal year is CDN $1.36 per litre.

The Company’s liquidity requirements fluctuate year over year and quarter over quarter depending on, among other factors, the seasonality of production at the Company’s mineral properties; the seasonality of mine operating expenses; capital expenditure programs; the number of rough diamond sales events conducted during the year; and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in the year.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for at least the next 12 months.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
18

Financing Activities
During the third quarter, the Company had a cash inflow from financing activities of $6.0 million primarily due to cash contributions received from minority shareholders.

On April 7, 2015, the Company entered into a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the new credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance or letter of credit, and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company is in compliance with the required financial covenants, which are customary for a financing of this nature. As at October 31, 2015, no amounts were outstanding under the Company’s senior secured corporate revolving credit facility.

On September 10, 2015, the Board of Directors declared an interim dividend of $0.20 per share which was paid in full on November 5, 2015 to shareholders of record at the close of business on October 13, 2015. This represented the first portion of the expected $0.40 per share annual dividend (to be paid semi-annually) for fiscal 2016, consistent with the Board’s previously stated dividend policy. The dividend was an eligible dividend for Canadian income tax purposes. The final dividend for fiscal 2016 is expected to be paid in or around May 2016.

Investing Activities
During the third quarter, the Company purchased property, plant and equipment of $53.6 million, of which $44.0 million was purchased for the Ekati Diamond Mine and $9.6 million was purchased for the Diavik Diamond Mine. The majority of the third quarter activity at the Ekati Diamond Mine consisted of development work to bring the Misery Main and Pigeon pipes into production as well as continued evaluation of the Jay pipe.

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Diavik Joint Venture and the Ekati Diamond Mine, future site restoration costs at both the Ekati and Diavik Diamond Mines. Additionally, at the Diavik Joint Venture, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, DDDLP is obligated to fund 40% of the Diavik Joint Venture’s total expenditures on a monthly basis. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS
(expressed in thousands of United States dollars)

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)(b)	$46,095	$22,949	$23,144	$2	$–
Environmental and participation agreements incremental commitments (c)	81,957	–	989	8,265	72,703
Operating lease obligations (d)	2,306	2,196	110	–	–
Capital commitments (e)	9,638	9,638	–	–	–
Total contractual obligations	$139,996	$34,783	$24,243	$8,267	$72,703

(a)	(i)	Loans and borrowings presented in the foregoing table include current and long-term portions.

(ii)

The Company has available a $210 million senior secured corporate revolving credit facility (available in either US or CDN dollars) with a syndicate of commercial banks for general corporate purposes. At October 31, 2015, no amounts were outstanding under this facility.

(iii)

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, which may be prepaid at any time and matures on September 1, 2018. On October 31, 2015, $2.4 million was outstanding on the mortgage payable.

(iv)

The Company issued a promissory note on October 15, 2014 in the amount of $42.2 million for the base purchase price for the acquisition of an additional 8.889% interest in the Core Zone. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. On October 31, 2015, $43.7 million, which represents the principal amount of the note plus accrued interest, was outstanding.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at October 31, 2015, and have been included under loans and borrowings in the table above. Interest payments for the next 12 months are estimated to be approximately $2.2 million.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
19

(c)

Both the Diavik Joint Venture and the Ekati Diamond Mine, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. These agreements also state that the mines must provide security deposits for the performance of their reclamation and abandonment obligations under all environmental laws and regulations. On August 25, 2015, the Company reached an agreement with the operator of the Diavik Joint Venture whereby DDDLP was required to post its proportionate share of the security deposit used to secure the reclamation obligations for the Diavik Diamond Mine. The Company has provided letters of credit in the amount of CDN $61 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine.

The Company posted surety bonds with the GNWT in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. As at October 31, 2015, letters of credit in the amount of CDN $29 million continued to be held by the GNWT as security for reclamation and related activities at the Ekati Diamond Mine. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

Both the Diavik and Ekati Diamond Mines have also signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The actual cash outlay for obligations of the Diavik Joint Venture under these agreements is not anticipated to occur until later in the life of the mine. The actual cash outlay under these agreements in respect of the Ekati Diamond Mine includes annual payments and special project payments during the operation of the Ekati Diamond Mine.

(d)	Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases at the Ekati Diamond Mine.

(e)

The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on expected contract prices.

Non-IFRS Measures
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-IFRS measures, which are also used by management to monitor and evaluate the performance of the Company.

Cash Cost of Production
The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well each of the Diavik Diamond Mine and Ekati Diamond Mine is performing compared to the respective mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

The following table provides a reconciliation of cash cost of production to the Ekati Diamond Mine’s cost of sales disclosed for the three and nine months ended October 31, 2015 and October 31, 2014.

(expressed in thousands of United States dollars)
(unaudited)
	Three months ended	Three months ended	Nine months ended	Nine months ended
	October 31, 2015	October 31, 2014	October 31, 2015	October 31, 2014
Ekati cash cost of production	$67,780	$86,255	$233,831	$253,349
Other cash costs	1,246	791	4,705	3,070
Total cash cost of production	69,026	87,046	238,536	256,419
Depreciation and amortization	38,676	35,419	107,437	101,934
Total cost of production	107,702	122,465	345,973	358,353
Adjusted for stock movements	(16,952)	(28,133)	(4,064)	(40,084)
Total cost of sales	$90,750	$94,332	$341,909	$318,269

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
20

The following table provides a reconciliation of cash cost of production to the Diavik Diamond Mine’s cost of sales disclosed for the three and nine months ended October 31, 2015 and October 31, 2014.

(expressed in thousands of United States dollars)
(unaudited)
	Three months ended	Three months ended	Nine months ended	Nine months ended
	October 31, 2015	October 31, 2014	October 31, 2015	October 31, 2014
Diavik cash cost of production	$27,765	$35,439	$90,651	$111,735
Private royalty	1,091	1,509	2,740	4,980
Other cash costs	529	1,474	1,447	2,950
Total cash cost of production	29,385	38,422	94,838	119,665
Depreciation and amortization	13,600	20,957	52,734	67,859
Total cost of production	42,985	59,379	147,572	187,524
Adjusted for stock movements	(4,858)	(6,760)	(6,055)	79
Total cost of sales	$38,127	$52,619	$141,517	$187,603

EBITDA and EBITDA Margin
The term “EBITDA” (earnings before interest, taxes, depreciation and amortization) is a non-IFRS financial measure, which is defined as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total sales for the period.

Management believes that EBITDA and EBITDA margin are important indicators commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt, and also as a valuation metric. The intent of EBITDA and EBITDA margin is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate EBITDA and EBITDA margin differently.

CONSOLIDATED
(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
	2016	2016	2016	2015	2015	2015	2015	2014	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2015	2014
Operating profit	$7,137	$4,836	$14,162	$51,568	$67,481	$46,468	$30,694	$21,016	$26,136	$144,641
Depreciation and amortization	41,931	55,516	46,655	44,067	47,898	63,164	38,885	55,228	144,102	149,949
EBITDA	$49,068	$60,352	$60,817	$95,635	$115,379	$109,632	$69,579	$76,244	$170,238	$294,590

EKATI DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
	2016	2016	2016	2015	2015	2015	2015	2014	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2015	2014
Operating profit (loss)	$(4,312)	$(69)	$10,960	$40,833	$47,043	$26,851	$9,924	$(1,513)	$6,581	$83,818
Depreciation and amortization	26,839	36,975	29,711	21,655	27,269	35,438	20,154	25,892	93,526	82,861
EBITDA	$22,527	$36,906	$40,671	$62,488	$74,312	$62,289	$30,078	$24,379	$100,107	$166,679

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
21

DIAVIK DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)
(unaudited)

									Nine	Nine
									months	months
									ended	ended
	2016	2016	2016	2015	2015	2015	2015	2014	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2015	2014
Operating profit	$18,138	$17,386	$9,641	$18,071	$26,934	$27,215	$25,468	$30,404	$45,164	$79,616
Depreciation and amortization	14,751	18,353	16,790	22,101	20,336	27,435	18,389	28,885	49,893	66,161
EBITDA	$32,889	$35,739	$26,431	$40,172	$47,270	$54,650	$43,857	$59,289	$95,057	$145,777

CORPORATE SEGMENT
(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
	2016	2016	2016	2015	2015	2015	2015	2014	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2015	2014
Operating loss	$(6,689)	$(12,481)	$(6,439)	$(7,336)	$(6,496)	$(7,598)	$(4,698)	$(7,875)	$(25,609)	$(18,793)
Depreciation and amortization	341	188	154	311	293	291	342	451	684	927
EBITDA	$(6,348)	$(12,293)	$(6,285)	$(7,025)	$(6,203)	$(7,307)	$(4,356)	$(7,424)	$(24,925)	$(17,866)

Free Cash Flow and Free Cash Flow per Share
The term “free cash flow” is a non-IFRS measure, which is defined as cash provided from (used in) operating activities, less sustaining capital expenditure and less development capital expenditure. Free cash flow per share is calculated by dividing free cash flow by the weighted average basic shares outstanding.

Management believes that free cash flow is a useful indicator of the Company’s ability to operate without reliance on additional borrowing or usage of existing cash. The intent of free cash flow and free cash flow per share is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate free cash flow and free cash flow per share differently.

CONSOLIDATED
(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
	2016	2016	2016	2015	2015	2015	2015	2014	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2015	2014
Cash provided from (used in) operating activities	$60,867	$52,780	$(29,285)	$134,462	$70,539	$94,024	$23,505	$52,907	$84,371	$188,070
Sustaining capital expenditure	(15,044)	(6,955)	(22,609)	(17,786)	(15,658)	(14,355)	(18,996)	(9,663)	(44,608)	(49,008)
Free cash flow before development	$45,823	$45,825	$(51,894)	$116,676	$54,881	$79,669	$4,509	$43,244	$39,763	$139,062
Development and exploration capital expenditure(i)	(37,293)	(22,953)	(41,667)	(9,034)	(7,072)	(24,040)	(32,859)	(12,813)	(101,913)	(63,971)
Free cash flow	$8,530	$22,872	$(93,561)	$107,642	$47,809	$55,629	$(28,350)	$30,431	$(62,150)	$75,091
Free cash flow per share	$0.10	$0.27	$(1.10)	$1.26	$0.56	$0.65	$(0.33)	$0.36	$(0.73)	$0.88
(i)	Development capital expenditure is calculated net of proceeds from Misery Northeast.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
22

Sustaining Capital Expenditure
Sustaining capital expenditure is generally defined as expenditures that support the ongoing operation of the assets or business without any associated increase in capacity, life of assets or future earnings. This measure is used by management and investors to assess the extent of non-discretionary capital spending being incurred by the Company each period.

Development and Exploration Capital Expenditure
Development capital expenditure is generally defined as capital expenditures that expand existing capacity, increase life of assets and/or increase future earnings. Exploration and evaluation capital expenditure is defined as capital expenditures that relate to activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources and these activities are only capitalized when the activity relates to proven and probable reserves. This measure is used by management and investors to assess the extent of discretionary capital spending being undertaken by the Company each period.

Working Capital
Working capital is calculated as current assets less current liabilities. Working capital ratio is calculated as current assets divided by current liabilities. The Company believes working capital is a useful supplemental measure as it provides an indication of our ability to settle our debts as they come due. Our calculation of working capital is provided in the table below.

CONSOLIDATED
(expressed in thousands of United States dollars)
(unaudited)
	2016	2016	2016	2015	2015	2015	2015	2014
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Current assets	$823,283	$830,678	$903,339	$972,363	$842,477	$789,389	$767,431	$713,666
Less: Current liabilities	(179,952)	(135,668)	(206,373)	(219,986)	(212,986)	(174,039)	(193,752)	(141,532)
Working capital	$643,331	$695,010	$696,966	$752,377	$629,491	$615,350	$573,679	$572,134
Working capital ratio	4.58	6.12	4.38	4.42	3.96	4.54	3.96	5.04

Risks and Uncertainties
The Company is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The Company’s mining operations are subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks, and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
23

Nature of Interest in Diavik Diamond Mine
DDDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and DDDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims, including the inability to control the timing and scope of capital expenditures, and risks that DDMI may change the mine plan. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in all Diavik Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on DDDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in DDDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon the Company’s mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Company’s mineral properties; the seasonality of mine operating expenses; exploration expenses; capital expenditure programs; the number of rough diamond sales events conducted during the quarter; and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. The Company’s principal working capital needs include development and exploration capital expenditures, investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since autumn 2008. A return to a recession or a weak recovery, due to recent disruptions in financial markets in the United States, the Eurozone and elsewhere, budget policy issues in the United States, political upheavals in the Middle East and Ukraine, and economic sanctions against Russia, could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are largely underwritten by European banks that are currently under stress. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Synthetic Diamonds
Synthetic diamonds are diamonds that are produced by artificial processes (e.g., laboratory grown) as opposed to natural diamonds, which are created by geological processes. An increase in the acceptance of synthetic gem-quality diamonds could negatively affect the market prices for natural stones. Although significant questions remain as to the ability of producers to produce synthetic diamonds economically within a full range of sizes and natural diamond colours, and as to consumer acceptance of synthetic diamonds, synthetic diamonds are becoming a larger factor in the market. Should synthetic diamonds be offered in significant quantities or consumers begin to readily embrace synthetic diamonds on a large scale, demand and prices for natural diamonds may be negatively affected. Additionally, the presence of undisclosed synthetic diamonds in jewelry would erode consumer confidence in the natural product and negatively impact demand.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
24

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Company’s mineral properties are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates to expenses and obligations incurred by it in Canadian dollars. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The Company’s mining operations require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining and renewing such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences, and other penalties. There can be no assurance that DDMI, as the operator of the Diavik Diamond Mine, or the Company has been or will be at all times in compliance with all such laws and regulations and with their applicable licences and permits, or that DDMI or the Company will be able to obtain on a timely basis or maintain in the future all necessary licences and permits that may be required to explore and develop their properties, to commence construction or operation of mining facilities and projects under development, and to maintain continued operations.

Regulatory and Environmental Risks
The operations of the Company’s mineral properties are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Company’s mineral properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

The environmental agreements relating to the Diavik Diamond Mine and the Ekati Diamond Mine require that security be provided to cover estimated reclamation and remediation costs. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits in respect of the Diavik Diamond Mine by posting letters of credit, of which DDDLP’s share as at October 31, 2015 was CDN $65 million based on its 40% ownership interest in the Diavik Diamond Mine. On August 25, 2015, the Company reached an agreement with the operator of the Diavik Joint Venture whereby DDDLP was required to post its proportionate share of the security deposit used to secure the reclamation obligations for the Diavik Diamond Mine. The Company has provided letters of credit in the amount of CDN $61 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine. The Company posted surety bonds with the GNWT in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. Letters of credit in the amount of CDN $48 million were held by the GNWT as security under the environmental agreement relating to the Ekati Diamond Mine. On July 31, 2015, the GNWT completed its review of the Ekati Diamond Mine’s security held under the environmental agreements and concluded that there was duplication between the security required under the Water Licence and security held by the GNWT. The security required under the revised environmental agreement is CDN $22 million, which represents a reduction in letters of credit in the amount of CDN $23 million. The amendments made to the letters of credit were received by the GNWT on August 17, 2015. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

The reclamation and remediation plans for the Ekati Diamond Mine and the Diavik Diamond Mine, as well as the costs of such plans, are subject to periodic regulatory review, which could result in an increase to the amount of security required to be posted in connection with the operation of each of the Ekati Diamond Mine and the Diavik Diamond Mine. This could result in additional constraints on liquidity.

Climate Change
The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
25

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Estimates made at a given time may change significantly in the future when new information becomes available. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical. Any material changes in the quantity of mineral reserves or resources or the related grades may affect the economic viability of the Company’s mining operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company’s mineral properties, personal injury or death, environmental damage to the Company’s mineral properties, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Company’s mineral properties and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The expected fuel needs for the Company’s mineral properties are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened winter road season or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Company’s mineral properties currently have no hedges for future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Company’s mineral properties is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

Labour Relations
While labour relations have been stable to date, the maintenance of a productive and efficient labour environment without disruptions cannot be assured. The Company is party to a collective agreement (“CA”) at its Ekati Diamond Mine operation, which was due to expire on August 31, 2014. The Company entered into negotiations on August 6, 2014 and on August 26, 2014 a Memorandum of Agreement (“MOA”) was signed, which suspended negotiations until the latter part of February 2015 and continued unchanged all provisions in the current CA. Although the Company has continued to pursue active negotiations with the union, the Company recently submitted an application to the Canadian Industrial Relations Board (“CIRB”) to gain confirmation that the MOA is valid, a fact that the union began contesting in recent rounds of negotiations. Until such time as a ruling is received from the CIRB, negotiations with the union are on hold. There can be no assurance that the Company will be able to successfully renegotiate the CA or other satisfactory arrangements with its employees at the Ekati Diamond Mine. Production at the Ekati Diamond Mine will continue to be dependent upon the ability of the Company to maintain good relations with its employees and union. If the Company is ultimately unable to renew this agreement, or if the terms of any such renewal are materially adverse to the Company, then this could result in work stoppages and other labour disruptions, or otherwise materially impact the Company, all of which could have a materially adverse effect on the Company’s business, results from operations and financial condition.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
26

Changes in Internal Controls over Financial Reporting
During the third quarter of fiscal 2016, there were no changes in the Company’s disclosure controls and procedures or internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application, or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s financial performance or financial position.

The critical accounting estimates applied in the preparation of the Company’s unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s MD&A for the year ended January 31, 2015.

Changes in Accounting Policies
(a) New Accounting Standards
There are no new accounting standards adopted during the period.

(b)	New Accounting Standards Issued but Not Yet Effective
Standards issued but not yet effective up to the date of issuance of the unaudited interim condensed financial statements are listed below. The listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IAS 1 – PRESENTATION OF FINANCIAL STATEMENTS
On December 18, 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”), as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Company intends to adopt these amendments in its consolidated financial statements for the annual period beginning on February 1, 2016. The Company does not expect that the amendments will have a material impact on the consolidated financial statements.

IFRS 11 – BUSINESS COMBINATION ACCOUNTING FOR INTEREST IN JOINT OPERATIONS
On May 6, 2014, the IASB issued amendments to IFRS 11, Joint Arrangements (“IFRS 11”). The amendments apply prospectively for annual periods beginning on or after January 1, 2016, with earlier application permitted. The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitutes a business. The Company intends to adopt the amendments to IFRS 11 in its consolidated financial statements for the annual period beginning on February 1, 2016. The Company does not expect that the amendments will have a material impact on the consolidated financial statements.

IFRS 9 – FINANCIAL INSTRUMENTS
On October 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (“IFRS 9 (2014)”), which introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. The standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively, with some exemptions. Earlier application is permitted. The extent of the impact of the adoption of IFRS 9 (2014) has not yet been determined.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The standard replaces IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfer of Assets From Customers and SIC 31, Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. This standard is effective for annual periods beginning on or after January 1, 2018 and permits early adoption. The Company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
27

CONSOLIDATED FINANCIAL RESULTS
The following is a summary of the Company’s consolidated quarterly results for the most recent eight quarters ended October 31, 2015.

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(unaudited)
									Nine months	Nine months
									ended	ended
	2016	2016	2016	2015	2015	2015	2015	2014	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2015	2014
Sales	$145,024	$209,676	$187,723	$240,582	$222,336	$277,314	$175,522	$233,163	$542,423	$675,171
Cost of sales	128,877	189,758	164,792	179,813	146,951	221,240	137,680	202,030	483,426	505,872
Gross margin	16,147	19,918	22,931	60,769	75,385	56,074	37,842	31,133	58,997	169,299
Gross margin (%)	11.1%	9.5%	12.2%	25.3%	33.9%	20.2%	21.6%	13.4%	10.9%	25.1%
Selling, general and administrative expenses	9,010	15,082	8,769	9,201	7,904	9,606	7,148	10,117	32,861	24,658
Operating profit	7,137	4,836	14,162	51,568	67,481	46,468	30,694	21,016	26,136	144,641
Finance expenses	(3,684)	(3,529)	(3,530)	(4,087)	(3,389)	(3,206)	(3,310)	(3,553)	(10,743)	(9,905)
Exploration costs	(578)	(1,935)	(5,249)	(2,110)	(7,360)	(6,846)	(9,044)	(3,290)	(7,760)	(23,250)
Finance and other income	984	(36)	123	420	781	933	2,827	491	1,070	4,542
Foreign exchange gain (loss)	269	(2,174)	1,157	2,523	1,864	816	(947)	(7,917)	(747)	1,732
Profit (loss) before income taxes	4,128	(2,838)	6,663	48,314	59,377	38,165	20,220	6,747	7.956	117,760
Current income tax expense	7,680	14,923	15,293	9,612	51,662	22,017	32,728	5,618	37,896	106,407
Deferred income tax expense (recovery)	(6,903)	820	(15,778)	35,035	(25,905)	(8,048)	(23,195)	13,400	(21,861)	(57,148)
Net profit (loss)	$3,351	$(18,581)	$7,148	$3,667	$33,620	$24,196	$10,687	$(12,271)	$(8,079)	$68,501
Net profit (loss) attributable to:
Shareholders	$4,144	$(17,641)	$7,744	$(546)	$25,478	$26,586	$14,671	$(7,802)	$(5,750)	$66,732
Non-controlling interest	(793)	(940)	(596)	4,213	8,142	(2,390)	(3,984)	(4,469)	(2,329)	1,769
Earnings (loss) per share attributable to shareholders
Basic	$0.05	$(0.21)	$0.09	$(0.01)	$0.30	$0.31	$0.17	$(0.09)	$(0.07)	$0.78
Diluted	$0.05	$(0.20)	$0.09	$(0.01)	$0.30	$0.31	$0.17	$(0.09)	$(0.07)	$0.78
Cash dividends declared per share	$0.20	$0.00	$0.40	$0.00	$0.00	$0.00	$0.00	$0.00	$0.60	$0.00
Total assets(i)	$2,310	$2,286	$2,381	$2,427	$2,390	$2,356	$2,361	$2,305	$2,310	$2,390
Total long-term liabilities(i)	$705	$711	$717	$729	$702	$668	$676	$691	$705	$702
Operating profit	$7,137	$4,836	$14,162	$51,568	$67,481	$46,468	$30,694	$21,016	$26,136	$144,641
Depreciation and amortization(ii)	41,931	55,516	46,655	44,067	47,898	63,164	38,885	55,228	144,103	149,949
EBITDA(iii)	$49,068	$60,352	$60,817	$95,635	$115,379	$109,632	$69,579	$76,244	$170,239	$294,590
(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.
(ii)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(iii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term “EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
28

Ekati Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Ekati Diamond Mine.

(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
	2016	2016	2016	2015	2015	2015	2015	2014	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2015	2014
Sales
North America	$–	$–	$–	$–	$–	$–	$–	$413	$–	$–
Europe	81,860	135,282	123,122	155,695	137,769	160,667	88,469	111,542	340,264	386,905
India	6,305	2,390	4,251	3,424	4,163	9,614	4,378	1,992	12,947	18,154
Total sales	88,165	137,672	127,373	159,119	141,932	170,281	92,847	113,947	353,211	405,059
Cost of sales	90,750	136,117	115,043	117,668	94,332	142,489	81,448	114,340	341,909	318,269
Gross margin	(2,585)	1,555	12,330	41,451	47,600	27,792	11,399	(393)	11,302	86,790
Gross margin (%)	(2.9)%	1.1%	9.7%	26.1%	33.5%	16.3%	12.3%	(0.3)%	3.2%	21.4%
Selling, general and administrative expenses	1,727	1,624	1,370	618	557	941	1,475	1,120	4,721	2,972
Operating profit (loss)	$(4,312)	$(69)	$10,960	$40,833	$47,043	$26,851	$9,924	$(1,513)	$6,581	$83,818
Depreciation and amortization(i)	26,839	36,975	29,711	21,655	27,269	35,438	20,154	25,892	93,526	82,861
EBITDA(ii)	$22,527	$36,906	$40,671	$62,488	$74,312	$62,289	$30,078	$24,379	$100,107	$166,679
Capital expenditures	48,715	32,865	54,994	28,576	26,951	41,981	49,244	95,697	136,573	118,176
(i)

Depreciation and amortization included in cost of sales and selling, general and administrative expenses. All sales of inventory purchased as part of the Ekati Diamond Mine Acquisition are accounted for as cash cost of sales.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term “EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Diavik Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Diavik Diamond Mine.

(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
	2016	2016	2016	2015	2015	2015	2015	2014	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2015	2014
Sales
North America	$–	$–	$–	$–	$–	$–	$–	$511	$–	$–
Europe	52,119	70,099	57,223	78,050	74,310	94,858	73,918	112,001	179,440	243,086
India	4,740	1,905	3,127	3,413	6,094	12,175	8,757	6,704	9,772	27,026
Total sales	56,859	72,004	60,350	81,463	80,404	107,033	82,675	119,216	189,212	270,112
Cost of sales	38,127	53,641	49,749	62,145	52,619	78,751	56,232	87,690	141,517	187,603
Gross margin	18,732	18,363	10,601	19,318	27,785	28,282	26,443	31,526	47,695	82,509
Gross margin (%)	32.9%	25.5%	17.6%	23.7%	34.6%	26.4%	32.0%	26.4%	25.2%	30.5%
Selling, general and administrative expenses	594	977	960	1,247	851	1,067	975	1,122	2,531	2,893
Operating profit	$18,138	$17,386	$9,641	$18,071	$26,934	$27,215	$25,468	$30,404	$45,164	$79,616
Depreciation and amortization(i)	14,751	18,353	16,790	22,101	20,336	27,435	18,389	28,885	49,893	66,161
EBITDA(ii)	$32,889	$35,739	$26,431	$40,172	$47,270	$54,650	$43,857	$59,289	$95,057	$145,777
Capital expenditures	9,445	7,470	13,011	6,339	4,601	3,750	6,779	3,204	29,146	15,130
(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term “EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
29

Corporate
The Corporate segment captures costs not specifically related to the operations of the Diavik and Ekati Diamond Mines.

(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
	2016	2016	2016	2015	2015	2015	2015	2014	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2015	2014
Sales	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Cost of sales	–	–	–	–	–	–	–	–	–	–
Gross margin	–	–	–	–	–	–	–	–	–	–
Gross margin (%)	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%
Selling, general and administrative expenses	6,689	12,481	6,439	7,336	6,496	7,598	4,698	7,875	25,609	18,793
Operating loss	$(6,689)	$(12,481)	$(6,439)	$(7,336)	$(6,496)	$(7,598)	$(4,698)	$(7,875)	$(25,609)	$(18,793)
Depreciation and amortization(i)	341	188	154	311	293	291	342	451	684	927
EBITDA(ii)	$(6,348)	$(12,293)	$(6,285)	$(7,025)	$(6,203)	$(7,307)	$(4,356)	$(7,424)	$(24,925)	$(17,866)
Capital expenditures	131	112	780	–	19	28	–	14	1,023	47
(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term “EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Outstanding Share Information

As at November 30, 2015
Authorized	Unlimited
Issued and outstanding shares	85,290,979
Options and share RSU outstanding	3,018,619
Fully diluted	88,309,598

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.ddcorp.ca.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
30

Condensed Consolidated Balance Sheets
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	October 31, 2015	January 31, 2015
ASSETS
Current assets
Cash and cash equivalents (note 4)	$328,398	$457,934
Accounts receivable	14,471	13,717
Inventory and supplies (note 5)	461,276	469,641
Other current assets	19,138	31,071
	823,283	972,363
Property, plant and equipment	1,385,879	1,393,918
Restricted cash (note 4)	68,373	34,607
Other non-current assets	23,159	20,470
Deferred income tax assets	9,719	6,000
Total assets	$2,310,413	$2,427,358

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$109,693	$99,242
Employee benefit plans	2,048	4,237
Income taxes payable	46,325	105,199
Current portion of loans and borrowings	21,886	11,308
	179,952	219,986
Loans and borrowings	22,778	33,985
Deferred income tax liabilities	210,926	229,287
Employee benefit plans	13,083	13,715
Provisions	458,465	452,477
Total liabilities	885,204	949,450
Equity
Share capital	509,163	508,573
Contributed surplus	28,610	25,855
Retained earnings	779,318	836,201
Accumulated other comprehensive income (loss)	(8,068)	(6,957)
Total shareholders’ equity	1,309,023	1,363,672
Non-controlling interest	116,186	114,236
Total equity	1,425,209	1,477,908
Total liabilities and equity	$2,310,413	$2,427,358

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
31

Condensed Consolidated Statements of Income (Loss)
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT SHARES AND PER SHARE AMOUNTS)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	October 31, 2015	October 31, 2014	October 31, 2015	October 31, 2014
Sales	$145,024	$222,336	$542,423	$675,171
Cost of sales	128,877	146,951	483,426	505,872
Gross margin	16,147	75,385	58,997	169,299
Selling, general and administrative expenses	9,010	7,904	32,861	24,658
Operating profit	7,137	67,481	26,136	144,641
Finance expenses	(3,684)	(3,389)	(10,743)	(9,905)
Exploration costs	(578)	(7,360)	(7,760)	(23,250)
Finance and other income	984	781	1,070	4,542
Foreign exchange gain (loss)	269	1,864	(747)	1,732
Profit before income taxes	4,128	59,377	7,956	117,760
Income tax expense	777	25,757	16,035	49,259
Net profit (loss)	$3,351	$33,620	$(8,079)	$68,501
Net profit (loss) attributable to:
Shareholders	$4,144	$25,478	$(5,750)	$66,732
Non-controlling interest	(793)	8,142	(2,329)	1,769
Earnings (loss) per share
Basic	0.05	0.30	(0.07)	0.78
Diluted	0.05	0.30	(0.07)	0.78
Weighted average number of shares outstanding	85,254,106	85,134,476	85,220,778	85,130,056

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
32

Condensed Consolidated Statements of Comprehensive Income (Loss)
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	October 31, 2015	October 31, 2014	October 31, 2015	October 31, 2014
Net profit (loss)	$3,351	$33,620	$(8,079)	$68,501
Other comprehensive income (loss)
Items that may be reclassified to profit (loss)
Net gain (loss) on translation of foreign operations (net of tax of $nil)	17	(916)	(468)	(827)
Items that will not be reclassified to profit (loss)
Actuarial loss on employee benefit plans (net of tax of $0.3 million; 2015 – $0.5 million)	–	–	(643)	(1,202)
Other comprehensive income (loss), net of tax	17	(916)	(1,111)	(2,029)
Comprehensive income (loss)	$3,368	$32,704	$(9,190)	$66,472
Comprehensive income (loss) attributable to:
Shareholders	$4,161	$24,562	$(6,861)	$64,703
Non-controlling interest	(793)	8,142	(2,329)	1,769

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
33

Condensed Consolidated Statements of Changes in Equity
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Nine months	Nine months
	ended	ended
	October 31, 2015	October 31, 2014
Common shares:
Balance at beginning of period	$508,573	$508,523
Issued during the period	590	50
Balance at end of period	509,163	508,573
Contributed surplus:
Balance at beginning of period	25,855	23,033
Stock-based compensation expense	2,925	2,009
Exercise of stock options	(170)	(13)
Balance at end of period	28,610	25,029
Retained earnings:
Balance at beginning of period	836,201	775,419
Net profit (loss) attributable to common shareholders	(5,750)	66,732
Dividends (note 10)	(51,133)	(6,197)
Balance at end of period	779,318	835,954
Accumulated other comprehensive income:
Balance at beginning of period	(6,957)	(2,447)
Items that may be reclassified to profit (loss)
Loss on translation of net foreign operations (net of tax of $nil)	(468)	(827)
Items that will not be reclassified to profit (loss)
Actuarial loss on employee benefit plans (net of tax of $0.3 million; 2015 – $0.5 million)	(643)	(1,202)
Balance at end of period	(8,068)	(4,476)
Non-controlling interest:
Balance at beginning of period	114,236	167,435
Net loss attributed to non-controlling interest	(2,329)	1,769
Acquisition of additional interest in Ekati	–	(71,074)
Contributions made by minority partners	16,177	11,894
Distributions to minority partners	(11,898)	–
Balance at end of period	116,186	110,024
Total equity	$1,425,209	$1,475,104

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
34

Condensed Consolidated Statements of Cash Flows
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	October 31, 2015	October 31, 2014	October 31, 2015	October 31, 2014

Cash provided by (used in)
OPERATING
Net profit (loss)	$3,351	$33,620	$(8,079)	$68,501
Depreciation and amortization	41,931	47,898	144,102	149,949
Deferred income tax recovery	(6,903)	(25,905)	(21,861)	(57,148)
Current income tax expense	7,680	51,662	37,896	106,407
Finance expenses	3,684	3,389	10,743	9,905
Stock-based compensation	1,094	709	2,925	2,009
Other non-cash items	(1,350)	(2,956)	2,016	(2,252)
Foreign exchange (gain) loss	(2,057)	277	(705)	(1,668)
Loss on disposition of assets	93	21	61	772
Gain on sale of asset	–	–	–	(2,375)
Change in non-cash operating working capital, excluding taxes and finance expenses	12,845	(36,460)	16,726	(56,108)
Cash provided by operating activities before interest and taxes	60,368	72,255	183,824	217,992
Interest paid	(52)	(527)	(1,376)	(1,151)
Income and mining taxes paid (recovered)	551	(1,189)	(98,077)	(28,771)
Net cash provided from operating activities	60,867	70,539	84,371	188,070
FINANCING
Repayment of interest-bearing loans and borrowings	(183)	(203)	(558)	(598)
Dividends paid	–	–	(34,082)	–
Transaction costs relating to financing activities	–	–	(3,055)	–
Distributions to and contributions from minority partners, net	6,080	4,392	4,294	15,209
Issue of common shares, net of issue costs	78	–	420	34
Cash provided from (used in) financing activities	5,975	4,189	(32,981)	14,645
INVESTING
Acquisition of Ekati, including additional interest	–	(27,512)	–	(27,512)
Increase in restricted cash	(30,980)	–	(33,599)	–
Proceeds from sale of assets	–	–	–	3,725
Net proceeds from pre-production sales	1,310	8,841	5,764	20,374
Property, plant and equipment	(53,647)	(31,571)	(152,285)	(133,353)
Net proceeds from sale of property, plant and equipment	459	–	459	642
Other non-current assets	307	(111)	155	684
Cash used in investing activities	(82,551)	(50,353)	(179,506)	(135,440)
Foreign exchange effect on cash balances	(98)	(7,527)	(1,420)	(4,863)
Increase (decrease) in cash and cash equivalents	(15,807)	16,848	(129,536)	62,412
Cash and cash equivalents, beginning of period	344,205	383,954	457,934	338,390
Cash and cash equivalents, end of period	$328,398	$400,802	$328,398	$400,802
Change in non-cash operating working capital
Accounts receivable	(1,482)	(5,616)	(2,480)	(540)
Inventory and supplies	(6,145)	(31,786)	26,644	(50,969)
Other current assets	3,629	10,332	11,893	1,741
Trade and other payables	16,596	(10,058)	(17,159)	(5,400)
Employee benefit plans	247	668	(2,172)	(940)
	$12,845	$(36,460)	$16,726	$(56,108)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
35

Notes to Condensed Consolidated Financial Statements
OCTOBER 31, 2015 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations
Dominion Diamond Corporation (the “Company”) is focused on the mining and marketing of rough diamonds to the global market.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “DDC”. The address of its registered office is Toronto, Ontario.

The Company has ownership interests in the Diavik and the Ekati group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%), where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and DDDLP is a wholly owned subsidiary of Dominion Diamond Corporation. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Diavik Joint Venture.

The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. Subsequent to the acquisition as described below, the Company owns an 88.9% interest in the Core Zone and a 65.3% interest in the Buffer Zone. The Company controls and consolidates the Ekati Diamond Mine; the interests of minority shareholders are presented as non-controlling interests within the consolidated financial statements.

On October 15, 2014, the Company completed the acquisition of the interests of Fipke Holdings Ltd. (“FipkeCo”) in the Ekati Diamond Mine. Each of Dr. Stewart Blusson and Archon Minerals Limited (“Archon”) exercised their rights of first refusal to acquire their proportionate share of the interests in the Core Zone and Buffer Zone, respectively, being sold by FipkeCo. As a consequence, the Company acquired an additional 8.889% participating interest in the Core Zone and an additional 6.53% in the Buffer Zone, increasing its interest in the Core Zone and Buffer Zone to 88.9% and 65.3%, respectively. The base purchase price for the acquired Core Zone interest was US $42.2 million, plus purchase price adjustments of US $13.4 million, for a total amount payable of US $55.6 million. The purchase price adjustments were paid in cash at closing, and the base purchase price was satisfied by a promissory note payable in instalments over 31 months. The Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. The base purchase price for the acquired Buffer Zone interest was US $11.1 million plus purchase price adjustments of US $3.2 million, for a total amount paid in cash at closing of US $14.3 million.

Note 2: Basis of Preparation
(a)	Statement of Compliance

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The accounting policies applied in these unaudited interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended January 31, 2015.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and, accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended January 31, 2015 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

(b)	Currency of Presentation

These interim financial statements are expressed in United States dollars, which is the functional currency of the Company. All financial information presented in United States dollars has been rounded to the nearest thousand.

DOMINION DIAMOND CORPORATION
2016 THIRD QUARTER REPORT
36

(c)	Use of Estimates, Judgments and Assumptions

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of sales and expenses during the period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Note 3: Significant Accounting Policies
(a)	New Accounting Standards Adopted During the Period
There were no new accounting standards adopted during the period.

(b)	Standards Issued but Not Yet Effective

Standards issued but not yet effective up to the date of issuance of the interim financial statements are listed below. The listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IAS 1 – PRESENTATION OF FINANCIAL STATEMENTS

On December 18, 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”), as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Company intends to adopt these amendments in its consolidated financial statements for the annual period beginning on February 1, 2016. The Company does not expect that the amendments will have a material impact on the consolidated financial statements.

IFRS 11 – BUSINESS COMBINATION ACCOUNTING FOR INTEREST IN JOINT OPERATIONS

On May 6, 2014, the IASB issued amendments to IFRS 11, Joint Arrangements (“IFRS 11”). The amendments apply prospectively for annual periods beginning on or after January 1, 2016, with earlier application permitted. The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitutes a business. The Company intends to adopt the amendments to IFRS 11 in its consolidated financial statements for the annual period beginning on February 1, 2016. The Company does not expect that the amendments will have a material impact on the consolidated financial statements.

IFRS 9 – FINANCIAL INSTRUMENTS

On October 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (“IFRS 9 (2014)”), which introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. The standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively, with some exemptions. Earlier application is permitted. The extent of the impact of the adoption of IFRS 9 (2014) has not yet been determined.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The standard replaces IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfer of Assets From Customers and SIC 31, Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. This standard is effective for annual periods beginning on or after January 1, 2018 and permits early adoption. The Company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

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Note 4:
Cash and Cash Equivalents and Restricted Cash

	October 31, 2015	January 31, 2015
Cash and cash equivalents	$328,398	$457,934
Restricted cash	68,373	34,607
Total cash resources	$396,771	$492,541

The Company reached an agreement with the operator of the Diavik Joint Venture whereby DDDLP is required to post its proportionate share of the security deposit used to secure the reclamation obligation for the Diavik Diamond Mine. The Company provided letters of credit in the amount of CDN $61 million to the Government of the Northwest Territories (“GNWT”) as security for the reclamation obligations for the Diavik Diamond Mine.

The GNWT also completed its review of the Ekati Diamond Mine’s security held under the environmental agreements and concluded that there was duplication between security required under the Water Licence and security held under the GNWT. The security was reduced by CDN $23 million and that amount has been returned to the Company.

Note 5:
Inventory and Supplies

	October 31, 2015	January 31, 2015
Stockpile ore	$6,609	$13,368
Rough diamonds – work in progress	96,034	150,911
Rough diamonds – finished goods (available for sale)	145,434	66,486
Supplies inventory	213,199	238,876
Total inventory and supplies	$461,276	$469,641

Total inventory and supplies are net of a write-down for obsolescence of $6.0 million at October 31, 2015 ($5.7 million at January 31, 2015).

Note 6:
Diavik Joint Venture and Ekati Diamond Mine
DIAVIK JOINT VENTURE
The following represents DDDLP’s 40% interest in the net assets and operations of the Diavik Joint Venture as at September 30, 2015 and December 31, 2014:

	September 30, 2015	December 31, 2014
Current assets	$85,446	$99,376
Non-current assets	535,707	558,686
Current liabilities	32,852	39,583
Non-current liabilities and participant’s account	588,301	618,479

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Expenses net of interest income(i)	$39,850	$55,537	$137,805	$178,089
Cash flows used in operating activities	(14,944)	(21,304)	(93,316)	(105,205)
Cash flows provided by financing activities	25,365	26,079	122,160	117,622
Cash flows used in investing activities	(9,015)	(4,040)	(28,614)	(12,417)
(i)	The Joint Venture earns interest income only.

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DDDLP is contingently liable for DDMI’s portion of the liabilities of the Diavik Joint Venture, and to the extent DDDLP’s participating interest could increase because of the failure of DDMI to make a cash contribution when required, DDDLP would have access to an increased portion of the assets of the Diavik Joint Venture to settle these liabilities. Additional information on commitments and guarantees related to the Diavik Joint Venture is found in note 8.

EKATI DIAMOND MINE
The following represents a 100% interest in the net assets and operations of the Ekati Diamond Mine as at October 31, 2015 and January 31, 2015:

	October 31, 2015	January 31, 2015
Current assets	$470,318	$475,939
Non-current assets	743,858	779,970
Current liabilities	174,450	24,568
Non-current liabilities and participant’s account	1,039,726	1,231,341

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	October 31, 2015	October 31, 2014	October 31, 2015	October 31, 2014
Revenue	$89,161	$167,170	$385,261	$469,270
Expenses	(116,522)	(115,380)	(424,722)	(378,319)
Net income (loss)	(27,361)	51,790	(39,461)	90,951
Cash flows provided by operating activities	39,420	70,036	152,184	116,185
Cash flows provided by (used in) financing activities	(16,380)	10,563	(55,621)	37,792
Cash flows used in investing activities	(44,702)	(50,769)	(134,571)	(133,280)

Note 7:
Related Party Disclosure
There were no material related party transactions in the three- and nine-month periods ended October 31, 2015 and October 31, 2014 other than compensation of key management personnel.

Operational Information
The Company had the following investments in significant subsidiaries at October 31, 2015:

Name of company	Effective interest	Jurisdiction of formation
Dominion Diamond Holdings Ltd.	100%	Northwest Territories
Dominion Diamond Diavik Limited Partnership	100%	Northwest Territories
Dominion Diamond (India) Private Limited	100%	India
Dominion Diamond International N.V.	100%	Belgium
Dominion Diamond Marketing Corporation	100%	Canada
Dominion Diamond (UK) Limited	100%	England
6019838 Canada Inc.	100%	Canada
Dominion Diamond Ekati Corporation	100%	Canada
Dominion Diamond Resources Corporation	100%	Canada
Dominion Diamond Marketing N.V.	100%	Belgium

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Note 8:
Commitments and Guarantees
CONTRACTUAL OBLIGATIONS

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)	$46,095	$22,949	$23,144	$2	$–
Environmental and participation agreements incremental commitments (b)(c)	81,957	–	989	8,265	72,703
Operating lease obligations (d)	2,306	2,196	110	–	–
Capital commitments (e)	9,638	9,638	–	–	–
Total contractual obligations	$139,996	$34,783	$24,243	$8,267	$72,703

(a)	Promissory Note

The Company issued a promissory note on October 15, 2014 in the amount of $42.2 million in connection with its acquisition of an additional 8.889% interest in the Core Zone at the Ekati Diamond Mine. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. On October 31, 2015, $43.7 million, which represents the principal amount of the note plus accrued interest, was outstanding.

(b)	Environmental Agreements

Through negotiations of environmental and other agreements, both the Diavik Joint Venture and the Ekati Diamond Mine must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. Further funding will be required in future years; however, specific amounts have not yet been determined. As described in the consolidated annual financial statements, these agreements also state that the mines must provide security for the performance of their reclamation and abandonment obligations under environmental laws and regulations.

(c)	Participation Agreements

Both the Diavik Joint Venture and the Ekati Diamond Mine have signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The Diavik participation agreements are each for an initial term of 12 years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The Diavik participation agreements terminate in the event that the Diavik Diamond Mine permanently ceases to operate. The Ekati Diamond Mine participation agreements are in place during the life of the Ekati Diamond Mine and the agreements terminate in the event the mine ceases to operate.

(d)	Operating Lease Commitments

The Company has entered into non-cancellable operating leases for the rental of fuel tanks and office premises for the Ekati Diamond Mine, which expire at various dates through 2017. The leases have varying terms, escalation clauses and renewal rights. Any renewal terms are at the option of the lessee at lease payments based on market prices at the time of renewal. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

(e)	Capital Commitments

The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on expected contract prices.

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Note 9:
Financial Instruments
The Company has various financial instruments comprising cash and cash equivalents, accounts receivable, trade and other payables, and loans and borrowings.

Cash and cash equivalents consist of cash on hand and balances with banks, and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by the IASB.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s loans and borrowings are fully secured, hence the fair values of these instruments at October 31, 2015 and January 31, 2015 are considered to approximate their carrying values.

The carrying values and estimated fair values of these financial instruments are as follows:

	October 31, 2015		January 31, 2015
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial assets
Cash and cash equivalents, including restricted cash	$396,771	$396,771	$492,541	$492,541
Accounts receivable	14,471	14,471	13,717	13,717
	$411,242	$411,242	$506,258	$506,258
Financial liabilities
Trade and other payables	$109,693	$109,693	$99,242	$99,242
Loans and borrowings	44,664	44,664	45,293	45,293
	$154,357	$154,357	$144,535	$144,535

On April 7, 2015, the Company entered into a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance or letter of credit, and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company is in compliance with the financial covenants associated with the facility. As at October 31, 2015, no amounts were drawn under the credit facility.

Note 10:
Dividends
On April 7, 2015, the Company’s Board of Directors declared a dividend of $0.40 per share, payable to shareholders of record at the close of business on April 30, 2015, and paid on May 21, 2015. This dividend is an eligible dividend for Canadian income tax purposes.

On September 10, 2015, the Board of Directors declared a dividend of $0.20 per share which was paid on November 5, 2015, to shareholders of record at the close of business on October 13, 2015. This represents the first portion of the expected $0.40 per share annual dividend (to be paid semi-annually) for fiscal 2016, consistent with the Board of Director’s previously stated dividend policy. The dividend is an eligible dividend for Canadian income tax purposes. The final dividend for fiscal 2016 is expected to be paid in or around May 2016.

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Note 11:
Segmented Information
The reportable segments are those operations whose operating results are reviewed by the Chief Operating Decision Makers to make decisions about resources to be allocated to the segment and assess its performance, provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses, or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments.

In order to determine reportable segments, management reviewed various factors, including geographical locations and managerial structure. Management determined that the Company operates in three segments within the diamond industry: Diavik Diamond Mine, Ekati Diamond Mine and Corporate.

The Diavik segment consists of the Company’s 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds. The Ekati segment consists of the Company’s ownership interest in the Ekati group of mineral claims and the sale of rough diamonds. The Corporate segment captures all activities not specifically related to the operations of the Diavik and Ekati Diamond Mines.

For the three months ended October 31, 2015	Diavik	Ekati	Corporate	Total
Sales
Europe	$52,119	$81,860	$–	$133,979
India	4,740	6,305	–	11,045
Total sales	56,859	88,165	–	145,024
Cost of sales
Depreciation and amortization	14,724	26,663	–	41,387
All other costs	23,403	64,087	–	87,490
Total cost of sales	38,127	90,750	–	128,877
Gross margin	18,732	(2,585)	–	16,147
Gross margin (%)	32.9%	(2.9% )	–%	11.1%
Selling, general and administrative expenses
Selling and related expenses	594	1,727	–	2,321
Administrative expenses	–	–	6,689	6,689
Total selling, general and administrative expenses	594	1,727	6,689	9,010
Operating profit (loss)	18,138	(4,312)	(6,689)	7,137
Finance expenses	(1,648)	(2,036)	–	(3,684)
Exploration costs	(27)	(551)	–	(578)
Finance and other income	170	814	–	984
Foreign exchange gain (loss)	(161)	430	–	269
Segment profit (loss) before income taxes	$16,472	$(5,655)	$(6,689)	$4,128
Segmented assets as at October 31, 2015
Canada	$860,489	$1,322,682	$21,048	$2,204,219
Other foreign countries	62,357	43,837	–	106,194
	$922,846	$1,366,519	$21,048	$2,310,413
Capital expenditures	$9,445	$48,715	$131	$58,291
Inventory	122,972	338,304	–	461,276
Total liabilities	318,232	555,379	11,593	885,204
Other significant non-cash items
Deferred income tax (recovery) expense	(11,437)	4,534	–	(6,903)

Sales to one customer totalled $15 million for three months ended October 31, 2015.

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For the three months October 31, 2014	Diavik	Ekati	Corporate	Total
Sales
Europe	$74,310	$137,769	$–	$212,079
India	6,094	4,163	–	10,257
Total sales	80,404	141,932	–	222,336
Cost of sales
Depreciation and amortization	20,232	27,269	–	47,501
All other costs	32,387	67,063	–	99,450
Total cost of sales	52,619	94,332	–	146,951
Gross margin	27,785	47,600	–	75,385
Gross margin (%)	34.6%	33.5%	–%	33.9%
Selling, general and administrative expenses
Selling and related expenses	851	557	–	1,408
Administrative expenses	–	–	6,496	6,496
Total selling, general and administrative expenses	851	557	6,496	7,904
Operating profit (loss)	26,934	47,043	(6,496)	67,481
Finance expenses	(813)	(2,576)	–	(3,389)
Exploration costs	52	(7,412)	–	(7,360)
Finance and other income	445	336	–	781
Foreign exchange gain	554	1,310	–	1,864
Segmented profit (loss) before income taxes	$27,172	$38,701	$(6,496)	$59,377
Segmented assets as at October 31, 2014
Canada	$839,459	$1,387,622	$22,361	$2,249,442
Other foreign countries	67,305	73,437	–	140,742
	$906,764	$1,461,059	$22,361	$2,390,184
Capital expenditures	$4,601	$26,951	$19	$31,571
Inventory	123,164	390,687	–	513,851
Total liabilities	333,853	570,767	10,460	915,080
Other significant non-cash items
Deferred income tax recovery	(15,999)	(9,906)	–	(25,905)

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For the nine months ended October 31, 2015	Diavik	Ekati	Corporate	Total
Sales
Europe	$179,440	$340,264	$–	$519,704
India	9,772	12,947	–	22,719
Total sales	189,212	353,211	–	542,423
Cost of sales
Depreciation and amortization	49,648	92,943	–	142,591
All other costs	91,869	248,966	–	340,835
Total cost of sales	141,517	341,909	–	483,426
Gross margin	47,695	11,302	–	58,997
Gross margin (%)	25.2%	3.2%	–%	10.9%
Selling, general and administrative expenses
Selling and related expenses	2,531	4,721	–	7,252
Administrative expenses	–	–	25,609	25,609
Total selling, general and administrative expenses	2,531	4,721	25,609	32,861
Operating profit (loss)	45,164	6,581	(25,609)	26,136
Finance expenses	(4,078)	(6,665)	–	(10,743)
Exploration costs	(76)	(7,684)	–	(7,760)
Finance and other income	111	959	–	1,070
Foreign exchange gain (loss)	(1,069)	322	–	(747)
Segmented profit (loss) before income taxes	$40,052	$(6,487)	$(25,609)	$7,956
Segmented assets as at October 31, 2015
Canada	$860,489	$1,322,682	$21,048	$2,204,219
Other foreign countries	62,357	43,837	-	106,194
	$922,846	$1,366,519	$21,048	$2,310,413
Capital expenditures	$29,146	$136,573	$1,023	$166,742
Inventory	122,972	338,304	–	461,276
Total liabilities	318,232	555,379	11,593	885,204
Other significant non-cash items
Deferred income tax recovery (expense)	(25,815)	3,969	(15)	(21,861)

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For the nine months ended October 31, 2014	Diavik	Ekati	Corporate	Total
Sales
Europe	$243,086	$386,905	$–	$629,991
India	27,026	18,154	–	45,180
Total sales	270,112	405,059	–	675,171
Cost of sales
Depreciation and amortization	65,855	82,846	–	148,701
All other costs	121,748	235,423	–	357,171
Total cost of sales	187,603	318,269	–	505,872
Gross margin	82,509	86,790	–	169,299
Gross margin (%)	30.5%	21.4%	–%	25.1%
Selling, general and administrative expenses
Selling and related expenses	2,893	2,972	–	5,865
Administrative expenses	–	–	18,793	18,793
Total selling, general and administrative expenses	2,893	2,972	18,793	24,658
Operating profit (loss)	79,616	83,818	(18,793)	144,641
Finance expenses	(2,511)	(7,394)	–	(9,905)
Exploration costs	(310)	(22,940)	–	(23,250)
Finance and other income	3,778	764	–	4,542
Foreign exchange gain	294	1,438	–	1,732
Segmented profit (loss) before income taxes	$80,867	$55,686	$(18,793)	$117,760
Segmented assets as at October 31, 2014
Canada	$839,459	$1,387,622	$22,361	$2,249,442
Other foreign countries	67,305	73,437	–	140,742
	$906,764	$1,461,059	$22,361	$2,390,184
Capital expenditures	$15,130	$118,176	$47	$133,353
Inventory	123,164	390,687	–	513,851
Total liabilities	333,853	570,767	10,460	915,080
Other significant non-cash items
Deferred income tax recovery	(28,276)	(28,872)	–	(57,148)

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